


JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 26, 2003

ARIANE GOLD CORP. SHAREHOLDERS APPROVE MERGER

Cambior Inc. is pleased to announce that Ariane Gold Corp.'s (Ariane) shareholders approved the merger transaction by a majority vote of more than 99% at their special meeting held today in Montréal. Over 50% of Ariane shareholders casted votes in respect of the transaction. All conditions for the completion of the merger have now been met and it is anticipated that the merger will become effective on November 29, 2003. Following this transaction, Ariane will become a wholly-owned subsidiary of Cambior and the common shares of Ariane will be delisted from the Toronto Stock Exchange (TSX).

The Ariane shareholders should receive, shortly after the effective date, common shares of Cambior in accordance with the applicable exchange ratio (which represents one common share of Cambior for every 2.91 common shares of Ariane as announced on September 25, 2003). Cambior will issue approximately 15 million common shares and will increase its number of outstanding common shares to 240.7 million from 225.7 million shares.

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "This transaction is a complete success and we want to express our appreciation for the support and the confidence of Ariane's shareholders towards the future of our Company. We are pleased to welcome Ariane's shareholders to our shareholder base. The acquisition of the Camp Caiman Gold project is consistent with our growth strategy and provides an excellent opportunity for Cambior to add value to the project given its 12 years of expertise in the Guiana Shield and the operating synergies with Omai and Rosebel. Cambior intends to continue an exploration program to increase Camp Caiman's mineral resources and to prepare a final feasibility study and Environmental Impact Assessment (EIA) within the next year. It is anticipated that the Camp Caiman gold project could initiate, after the obtaining of all permits from the relevant authorities of France, development and construction works and then commence production in 2007. This project, combined with the Rosebel gold project in Suriname which is scheduled to start commercial production in the first quarter of 2004, should maintain a solid level of gold production in the Guiana Shield."

Camp Caiman Project

Ariane's principal asset is the Camp Caiman Gold project. The project is located approximately 45 km Southeast of Cayenne, with access to the site entry road by paved highway. To date, more than 90,500 meters of diamond and reverse circulation drilling has been undertaken. As per the Ariane's preliminary assessment study completed on August 7, 2003, the Camp Caiman Gold project contains 1.2 million ounces of gold resources. It is estimated that the Camp Caiman property has a high potential for the discovery of additional ounces.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants (CBJ.WT.C) trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding Cambior's plans to increase Camp Caiman's resources and perform a feasibility study (with an EIA), the production profile of Camp Caiman and the commercial production timetable. Forward-looking statements express, as at the date of this press release, Cambior's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange .

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For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail: info@cambior.com
Web site: www.cambior.com

ARIANE GOLD CORP.
James Crombie
President & CEO
Tel.: (450) 677-2585
Fax: (450) 677-2601
Email : james_crombie@arianegold.com
Web site: www.arianegold.com

CP-2003-43